SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WPX Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98212B103
(CUSIP Number)

Elizabeth Keeley

Taconic Capital Advisors LP

450 Park Avenue, 9th Floor

New York, NY 10022

(212)-209-3119

With a copy to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON TACONIC CAPITAL ADVISORS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.38% based on 200,587,742 shares outstanding.(1)
14	TYPE OF REPORTING PERSON IA; PN

(1) Calculated based upon 200,587,742 shares outstanding as of July 31, 2013 according to the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 1, 2013.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON TACONIC CAPITAL ADVISORS UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.38% based on 200,587,742 shares outstanding.(1)
14	TYPE OF REPORTING PERSON IA; PN

 (1) Calculated based upon 200,587,742 shares outstanding as of July 31, 2013 according to the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 1, 2013.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON TACONIC CAPITAL ADVISORS (HONG KONG) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.38% based on 200,587,742 shares outstanding.(1)
14	TYPE OF REPORTING PERSON IA; OO

(1) Calculated based upon 200,587,742 shares outstanding as of July 31, 2013 according to the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 1, 2013.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON TACONIC ASSOCIATES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.38% based on 200,587,742 shares outstanding. (1)
14	TYPE OF REPORTING PERSON OO

(1) Calculated based upon 200,587,742 shares outstanding as of July 31, 2013 according to the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 1, 2013.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON KENNETH D. BRODY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.38% based on 200,587,742 shares outstanding.(1)
14	TYPE OF REPORTING PERSON IN

(1) Calculated based upon 200,587,742 shares outstanding as of July 31, 2013 according to the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 1, 2013.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON FRANK P. BROSENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.38% based on 200,587,742 shares outstanding.(1)
14	TYPE OF REPORTING PERSON IN

(1) Calculated based upon 200,587,742 shares outstanding as of July 31, 2013 according to the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 1, 2013.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 8 of 11 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed by the Reporting Persons on May 20, 2013 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the “Common Stock” or the "Shares"), of WPX Energy, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4 and 5 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a) – (c) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (c)

 This Statement is being filed on behalf of the following persons (collectively, the "Reporting Persons"):

(i)        Taconic Capital Advisors L.P., a Delaware limited partnership ("Taconic Advisors");

(ii)      Taconic Capital Advisors UK LLP, a United Kingdom limited liability partnership ("Taconic Advisors UK");

(iii)    Taconic Capital Advisors (Hong Kong) Limited, a Hong Kong limited liability company ("Taconic Advisors Hong Kong");

(iv)   Taconic Associates LLC, a Delaware limited liability company ("Taconic Associates");

(v)     Kenneth D. Brody, a citizen of the United States of America ("Mr. Brody"); and

(vi)   Frank P. Brosens, a citizen of the United States of America ("Mr. Brosens").

This Statement relates to the Shares held for the account of Taconic Opportunity Master Fund L.P. ("TOMF"), a Cayman Islands exempted limited partnership. Taconic Advisors serves as the investment adviser to TOMF. Taconic Advisors UK and Taconic Advisors Hong Kong serve as the subadvisors to TOMF. Taconic Capital Performance Partners LLC ("Taconic Partners") serves as the general partner to Taconic Advisors. Taconic Capital Services UK Limited ("Taconic Capital Services") serves as the managing member of Taconic Advisors UK. Taconic Advisors is the sole shareholder of Taconic Advisors Hong Kong. Taconic Associates serves as the general partner to TOMF. Mr. Brody is a principal of Taconic Advisors and Taconic Capital Services, and a manager of Taconic Partners and Taconic Associates. Mr. Brosens is a principal of Taconic Advisors and Taconic Capital Services, and a manager of Taconic Partners and Taconic Associates. In such capacity, Mr. Brody and Mr. Brosens may be deemed to have voting and dispositive power over the Common Stock held for TOMF.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 9 of 11 Pages

The address of the principal business office of each of Taconic Advisors, Taconic Associates, Mr. Brody and Mr. Brosens is c/o Taconic Capital Advisors L.P., 450 Park Avenue, 9th Floor, New York, NY 10022.

The address of the principal business office of Taconic Advisors UK is 55 Grosvenor Street, London W1K 311Y, United Kingdom.

The address of the principal business office of Taconic Advisors Hong Kong is Room 1801, 18th Floor, LHT Tower, No. 31 Queen's Road Central, Hong Kong, China.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $200,298,385 (including brokerage commissions) for the account of TOMF. The source of funds used by the Reporting Persons for the purchase of the Shares listed in Item 5 was the working capital of TOMF provided by capital contributions of the partners and internally generated funds of TOMF. The Shares held for TOMF may be held through margin accounts maintained with brokers, which extend credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms' credit policies. The positions may be held in margin accounts that are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons continue to be focused on the performance of the Issuer as well as the Issuer’s use of leverage and development of a coherent strategy. The Reporting Persons have had constructive discussions with the Issuer's management and Chairman to explore these issues and discuss possible solutions. The Reporting Persons believe they have valuable insights to contribute to the development of the business and business strategy and intend to have further discussions with management, the Board of Directors of the Issuer, other shareholders of the Issuer, potential strategic partners, financial advisors and other relevant parties relating to the Issuer's business, operations, strategy, strategic alternatives, future plans, corporate governance and related matters.

Depending upon, among other things, the outcome of the discussions referenced above, current and anticipated future trading prices for the shares of Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, other investment opportunities available to the Reporting Persons, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may from time to time acquire additional shares of Common Stock or sell shares of Common Stock in the open market, in privately negotiated transactions or otherwise, and may take such other actions with respect to their investment in the Issuer as they may deem appropriate, including, without limitation, changing their intention with respect to any of the matters enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 10 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows: (a) - (b)
On July 1, 2013, the shares of Common Stock previously reported in the Original Schedule 13D as held by Taconic Opportunity Fund L.P. were transferred to TOMF in connection with a restructuring of funds controlled by the Reporting Persons. The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of the date of the filing of this Amendment No. 1. All percentages below are determined using a denominator of 200,587,742 Shares of Common Stock issued and outstanding as of July 31, 2013, according to Issuer's Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on August 1, 2013.

Name of Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Shared Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Taconic Advisors	12,800,000	6.38%	−	12,800,000	−	12,800,000
Taconic Advisors UK	12,800,000	6.38%	−	12,800,000	−	12,800,000
Taconic Advisors Hong Kong	12,800,000	6.38%	−	12,800,000	−	12,800,000
Taconic Associates	12,800,000	6.38%	−	12,800,000	−	12,800,000
Mr. Brody	12,800,000	6.38%	−	12,800,000	−	12,800,000
Mr. Brosens	12,800,000	6.38%	−	12,800,000	−	12,800,000

Each of Taconic Advisors, Taconic Advisors UK, Taconic Advisors Hong Kong, Taconic Associates, Mr. Brody and Mr. Brosens may be deemed to be the beneficial owner of 12,800,000 Shares (approximately 6.38% of the total number of Shares outstanding), which Shares are held for the account of TOMF.

(c) No transactions in the Shares have been effected by the Reporting Persons during the past sixty days.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 23, 2013

TACONIC CAPITAL ADVISORS L.P.
/s/ Kenneth D. Brody
Name:	Kenneth D. Brody
Title:	Principal

TACONIC CAPITAL ADVISORS UK LLP, By: TACONIC CAPITAL SERVICES UK LIMITED, its managing manager

/s/ Kenneth D. Brody
Name:	Kenneth D. Brody
Title:	Principal

/s/ Frank P. Brosens
Name:	Frank P. Brosens
Title:	Principal

TACONIC CAPITAL ADVISORS (HONG KONG) LIMITED By: TACONIC CAPITAL PERFORMANCE PARTNERS LLC, its director

/s/ Frank P. Brosens
Name:	Frank P. Brosens
Title:	Manager

TACONIC ASSOCIATES LLC
/s/ Kenneth D. Brody
Name:	Kenneth D. Brody
Title:	Manager

/s/ Kenneth D. Brody
Kenneth D. Brody

/s/ Frank P. Brosens
Frank P. Brosens